Prospectus Supplement

ING USA Annuity and Life Insurance Company and its Separate Account B

Supplement dated August 10, 2005 to your current variable annuity prospectus

This supplement updates certain information contained in your current variable annuity prospectus. Please read it carefully and keep it with your variable annuity prospectus for future reference.

NOTICE OF FUND SUBSTITUTIONS

Effective September 23, 2005, and pursuant to applicable regulatory approvals, ING USA Annuity and Life Insurance Company (the "Company") and ING USA Separate Account B (the "Separate Account") will replace the following funds in which a subaccount of the Separate Account invests (the "Replaced Funds") with the following other funds (the "Substitute Funds"), as follows:

Replaced Fund	Substitute Fund
AIM V.I. Capital Appreciation Fund (Series II)	ING Evergreen Omega Portfolio (Class S)
AIM V.I. Core Equity Fund (Series II)	ING Pioneer Fund Portfolio (Class S)
AIM V.I. Premier Equity Fund (Series II)	ING Legg Mason Value Portfolio (Class S)
Pioneer Fund VCT Portfolio (Class II)	ING Pioneer Fund Portfolio (Class S)
Pioneer Mid Cap Value VCT Portfolio (Class II)	ING Pioneer Mid Cap Value Portfolio (Class S)

Important Information about the Proposed Substitutions.
• After September 23, 2005, the effective date of the substitutions, the subaccount which invests in the Replaced Funds will no longer be available through your variable annuity contract and all references in your variable annuity prospectus to the name of a Replaced Fund will be replaced with the name of the corresponding Substitute Fund.
• Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
• On the effective date of the substitutions, all amounts you have allocated to the sub-account which invests in a Replaced Fund will be automatically reallocated to the subaccount which invests in the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
• You will not incur any fees or charges or any tax liability because of the substitutions, and your contract value immediately before the substitutions will equal your contract value immediately after the substitutions.
• The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund. The fees and expenses of each Substitute Fund are more fully described below and in the Substitute Fund's prospectus.
• The investment objective and policies of each Substitute Fund are substantially the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described below and in the Substitute Fund's prospectus.
• If you have not already received a prospectus for a Substitute Fund, it accompanies this supplement. Read each prospectus carefully before deciding what to do with amounts allocated to the subaccount which invests in a Replaced Fund. If you need another copy of a prospectus, please contact our Customer Service Center at (800) 366-0066, and we will send it to you.

The following adds information about the Substitute Funds to your variable annuity prospectus. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

The following adds information about the Substitute Funds to the Fund Expense Table beginning on page 2 of the variable annuity prospectus.

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING Evergreen Omega Portfolio (Class S)[19]	0.60%	--	0.25%	0.85%	--	0.85%
ING Legg Mason Value Portfolio (Class S)[12][13]	0.80%	--	0.26%	1.06%	--	1.06%
ING Pioneer Fund Portfolio (Class S)[20]	0.75%	--	0.26%	1.01%	--	1.01%
ING Pioneer Mid Cap Value Portfolio (Class S)[20]	0.75%	--	0.26%	1.01%	--	1.01%

The Footnotes to "Fund Expense Table" beginning on page 4 of the variable annuity prospectus are amended by deleting footnote (13) and replacing it with the following footnote (13) and adding footnotes (19) and (20) as follows.

(13)   A portion of the brokerage commissions the ING Legg Mason Value and ING MFS Total Return Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions, the Total Annual Fund Operating Expenses for each Portfolio for the year ended December 31, 2004 would have been 1.06% and 0.88%, respectively. This arrangement may be discontinued at any time.

(19)   The amounts shown are estimated operating expenses for Class S shares as a ratio of expenses to average daily net assets. Operating expenses for the Portfolio are based on estimated amounts for the current fiscal year as it had not had a full year of operations as of December 31, 2004. Other Expenses include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses.

(20)   The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for each Portfolio are estimated as they had not commenced operations as of December 31, 2004. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolios. The Portfolios would also bear any extraordinary expenses. Other Expenses for each Portfolio are estimated because the Portfolio did not have a full calendar year of operations as of December 31, 2004 (the Portfolio's fiscal year end).

The following adds information about the Substitute Funds to Appendix B "The Investment Portfolios" in the variable annuity prospectus.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Investors Trust	
ING Evergreen Omega Portfolio (Class S) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Evergreen Investment Management Co., LLC	Seeks long-term capital growth. Invests primarily in common stocks and securities convertible into common stocks of U.S. companies across all market capitalizations. May invest up to 25% of its assets in foreign securities.
ING Legg Mason Value Portfolio (Class S) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Legg Mason Funds Management, Inc.	A *non-diversified* portfolio that seeks long-term growth of capital. Normally invests in equity securities, including foreign securities, that offer the potential for capital growth. May also invest in companies with market capitalizations greater than $5 billion, but may invest in companies of any size. May also invest up to 25% of its total assets in long-term debt securities.
ING Pioneer Fund Portfolio (Class S) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth. Invests in a broad list of carefully selected securities believed to be reasonably priced, rather than in securities whose prices reflect a premium resulting from their current market popularity. Invests the major portion of its assets in equity securities, primarily of U.S. issuers.
ING Pioneer Mid Cap Portfolio (Class S) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Pioneer Investment Management, Inc.	Seeks capital appreciation. Normally invests at least 80% of its total assets in equity securities of mid-size companies, that is companies with market values within the range of market values of companies included in the Russell Midcap Value Index.